American Natural Energy Corporation
5727 South Lewis, Suite 700
Tulsa, Oklahoma 74105

Dear

          The corporate records of American Natural Energy Corporation ("American") reflect that you hold an option dated
             , exercisable into       shares of American common
stock at an exercise price of $       per share, or $       in the
aggregate (the "American Option"). The American board of directors has approved, subject to shareholder approval at a special meeting of shareholders on July 19, 1994, a merger agreement (the "Agreement") whereby American will be merged (the "Merger") with and into Alexander Acquisition Company, a wholly owned subsidiary of Alexander Energy Corporation ("Alexander"). A copy of the Agreement is attached as an Addendum to American's Proxy Statement mailed to you on or about June 20, 1994.

          You may exercise your American Option on or before 10:00 a.m. Central Standard Time on July 19, 1994, the effective date of the Merger, by following the instructions set forth in the American Option. If not exercised on or before that time, Alexander will grant you an option to purchase Alexander common stock (the "Alexander Option") upon consummation of the Merger on the same terms as are contained in your American Option, subject to the following exception. The Alexander Option shall be exercisable
into     shares of Alexander Common Stock in accordance with the
conversion ratio set forth in the Agreement (1.62 multiplied by the number of American shares presently subject to your American Option). The exercise price for each share of Alexander Common
Stock shall be $       per share, or $         in the aggregate.

          The terms of the Alexander Option will require that you exercise the Alexander Option during your employment with Alexander, or within thirty days after termination of your employment. Therefore, if you do not become an employee of Alexander following the Merger, you must exercise the Alexander
Option on or before August 18, 1994.

          If you have any questions with respect to the matters discussed herein, please contact the undersigned at (405) 478-8686.

                                Very truly yours,



                                Sue Barnard, Secretary